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FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
October 24, 2013	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR CORRESPONDENCE	Houston	Silicon Valley
	London	Singapore
Loan Lauren P. Nguyen	Los Angeles	Tokyo
Special Counsel	Madrid	Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Manchester United plc
Registration Statement on Form F-3
File No. 333-191225

Dear Ms. Nguyen:

In our letter dated October 10, 2013, we previously responded to the letter dated October 8, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-3 (as it may be amended or supplemented, the “Registration Statement”).  Our letter dated October 10, 2013 responded to the Staff’s comment set forth below by noting that we would update the disclosure in a future pre-effective amendment to the Registration Statement in order to address such comment.  We are further responding to the Staff’s comment on behalf of Manchester United plc (the “Company”) as set forth below.  Simultaneously with the filing of this letter, the Company is filing (via EDGAR) an amendment to the Registration Statement (“Amendment No. 2”), which reflects changes made to respond to the Staff’s comment.  Courtesy copies of this letter and Amendment No. 2 are being submitted to the Staff supplementally.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response below.  We hope this will facilitate your review of Amendment No. 2.

Plan of Distribution, page 32

2.                                      Please revise this section to state that the selling shareholders may be deemed underwriters.

Response:

The Company notes the Staff’s comment and has revised the disclosure in Amendment No. 2 to state that the selling shareholders may be deemed underwriters.  Please see page 32 of Amendment No. 2.

***

If you have any questions regarding the foregoing, please contact Marc D. Jaffe at (212) 906-1281 or marc.jaffe@lw.com, Ian D. Schuman at (212) 906-1894 or ian.schuman@lw.com or Alexander F. Cohen at (202) 637-2284 or alexander.cohen@lw.com.

Very truly yours,

/s/ Marc. D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:        Donald E. Field, Securities and Exchange Commission

Joel Glazer, Manchester United plc

Edward Woodward, Manchester United plc

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander F. Cohen, Esq., Latham & Watkins LLP

Mitchell S. Nusbaum, Esq., Woods Oviatt Gilman LLP

Christopher R. Rodi, Esq., Woods Oviatt Gilman LLP

Jennifer Harper, PricewaterhouseCoopers LLP